SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of September, 2004.

List of Exhibits:

1.    Press release regarding holding(s) in the Company dated September 23, 2004; and

2.    Press release regarding : Interim Results dated September 29, 2004.

Exhibit 1

BioProgress PLC

23 September 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

Bioprogress plc

2.	Name of shareholder having a major interest

Man Financial Limited

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.

As above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not stated

5.	Number of shares/amount of stock acquired

Not disclosed

6.	Percentage of issued class

Not disclosed

7.	Number of shares/amount of stock disposed

Not disclosed

8.	Percentage of issued class

Not disclosed

9.	Class of security

Ordinary shares of 1p each

10.	Date of transaction

20 September 2004

11.	Date company informed

23 September 2004

12.	Total holding following this notification

3.074,998

13.	Total percentage holding of issued class following this notification

3.02%

14.	Any additional information

15.	Name of contact and telephone number for queries

Elizabeth Edwards, 01354 655674

16.	Name and signature of authorised company official responsible for making this notification.

Elizabeth Edwards Company Secretary

Date of notification:     23 September 2004

Exhibit 2

BioProgress PLC

29 September 2004

Press Release	29 September 2004

BioProgress plc

Interim Results for the six months to 30 June 2004

BioProgress plc (‘BioProgress’ or the ‘Company’), a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, today reports its Interim Results for the six months ended 30 June 2004.

Highlights

•	Turnover of £992,000 and gross profit of £430,000

•	£10.5 million net raised in March from issuing 10 million new shares

•	Cash balances of £13.3 million at 30 June 2004

•	Review of BioTec Films customer base focused on maximising production capacity of the most profitable products for blue chip customers like Colgate Palmolive

•	Work with Wyeth under the option agreement is progressing well

•	Listing of ADRs on NASDAQ expected to happen on or about 20 October 2004

Commenting on the Results, Graham Hind, Chief Executive Officer of BioProgress plc, said:

‘In the last few months, we have signed exciting new agreements with FMC, Perrigo, Wyeth and Micap. These interim results can only begin to reveal the potential behind these agreements, as well as our work with customers like Colgate Palmolive. We have a very strong balance sheet and we expect to be making further significant announcements in the coming months.’

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements.

The forward-looking statements in this release include statements addressing future financial and operating results. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

- Ends -

For further information:
BioProgress plc

Graham Hind, Chief Executive Officer	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com
www.bioprogress.com

Issued by:
Abchurch

Heather Salmond / Alex Tweed	Tel: +44 (0) 20 7398 7700
alex.tweed@abchurch-group.com
www.abchurch-group.com

Chairman’s statement

Introduction

BioProgress is engaged primarily in the development and commercialisation of non-animal derived soluble edible films and the design of process machinery to turn these films into commercial products. The Company is focused on high value pharmaceutical and medical applications for its technology, and has 80 patents granted or in application across 24 patent families.

The Company has developed five new oral dosage forms under the XGel(TM) brand for the pharmaceutical and dietary supplement markets. Each replaces an existing gelatin-based dose delivery form, in response to the pharmaceutical industry’s desire to move away from drug delivery systems containing animal derived materials.

The new BioProgress XGel(TM) delivery forms are: SWALLO(TM), a replacement for liquid-filled capsules; TABWRAP(TM), a replacement for gelatin tablet coating; NROBE(TM), a replacement for the two-piece gelatin powder capsule; SEPTUM(TM), a unique two-compartment capsule; and WAFERTAB(TM), a laminated film-based dosage form where the drug is impregnated directly into the soluble film.

Financial review

These are effectively the first full interim results reported by BioProgress as the previous interim results covered only a few weeks from 22 May 2003 to 30 June 2003. It is therefore extremely difficult to make any direct comparisons.

Turnover in the six months to 30 June 2004 was £992,000 and Gross Profit was £430,000. After administrative expenses of £4.4 million, the Pre-Tax Loss was £3.8 million, and the loss per ordinary share during the period was 3.4 pence. It should be noted however that the £4.4 million in administrative expenses included a number of exceptionally high legal, consultancy and other items that are not expected to reoccur.

The Company issued 10 million new shares in March 2004 at a price of £1.10 per share, raising £10.5 million net. As at 30 June 2004, BioProgress had cash balances of £13.3 million.

Business review

Following the acquisition of certain assets of the Aquafilm business (now called BioTec Films LLC) in Tampa in March 2004, BioProgress now manufactures and sells dissolve-in-the-mouth film products to business-to-business customers under its SoluleavesTM brand. While this part of the BioProgress business is already generating revenues, the Company’s technologies which have been licensed to third parties are in earlier stages of commercialisation and, as expected, resulting revenues and profits will take longer to happen.

A review of the Aquafilm customer base following the asset acquisition was undertaken. Some original Aquafilm customers were not retained by the Company as the products in question were not compatible with the BioProgress ethical customer and product policy, notably in tobacco-related areas. The existing customer base was also reviewed in terms of the profitability of each customer’s business and their financial stability. This review has resulted in some loss of short-term forecast revenue in the first half of the year. However, in a market where demand exceeds supply, it will enable BioTec Films to focus on maximising the production capacity of its most profitable products for quality customers like Colgate Palmolive during the second half of the year.

BioProgress has also developed and licensed its patented flushable and biodegradable ostomy pouch to Bristol Myers ConvaTec, the global industry leader in this market. The development of the full commercial product is on schedule for a launch in 2005. According to industry estimates the market for disposable ostomy pouches has a global sales value of US$1 billion annually.

BioProgress also generates revenues from development agreements with pharmaceutical companies. These agreements are executed to enable the work necessary to transfer specific products to the XGel(TM) dosage forms. Due to the commercial sensitivity of such agreements, BioProgress is usually unable to name its pharmaceutical customers. Generally the Company recognises the revenue from these agreements over the term of the contract either on a time or milestone basis.

In June 2004, the Company announced that Wyeth had entered into an option agreement to evaluate exclusively the SWALLO(TM) liquid fill technology for certain specified product fields. This included evaluating the technology and negotiating terms of a technology licensing agreement, machine supply agreement and the film supply agreement within the fields. This process is progressing well. BioProgress incurred a cost of £400,000 in the first half of 2004 to buy back the first developmental SWALLO(TM) machine and all contracts and licensing agreements from Peter Black Healthcare, clearing the way for any future agreements with Wyeth.

In June 2004, BioProgress also announced that the Board had decided to seek a dual listing on the US NASDAQ market. This will enable the Company’s US investors, through an ADR programme to be run by J P Morgan Chase, to trade in BioProgress shares during US business hours. It should also raise BioProgress’s profile in the US and give the Company access to US capital markets if required. The planned listing date for the ADRs is on or about 20 October 2004, and each ADR will represent ten ordinary shares of BioProgress. The Company reiterates that it has no plans to issue further shares or raise further capital at the time of the NASDAQ listing.

During the first half of 2004, the Company has funded exceptionally high legal and consultancy fees, notably in the patent entitlement proceedings against Stanelco Fibre Optics Limited. Legal fees are expected to be greatly reduced in the second half of the year. Furthermore, insurance is in place to cover a significant proportion of BioProgress’s costs in these proceedings. The Company remains confident about the outcome, and has been advised that a verdict is expected to be announced on 1 October 2004.

Details of the Company’s material customers and contracts were included in the Company’s annual report on Form 20-F filed with the US Securities and Exchange Commission in July 2004, which is accessible on-line via our website www.bioprogress.com or on the SEC website www.sec.gov

BioProgress continues to work with its customers to develop our technologies and has progressed discussions with new potential customers and strategic partners.

Post Results Events

In July 2004, the Company advised that its TABWRAP(TM) licensing agreement, originally announced in November 2003, was with Perrigo. The agreement with Perrigo is progressing satisfactorily.

During August 2004, BioProgress announced that:

•	it had purchased two film casting lines which have significantly increased its revenue generating production capability of in-the-mouth dissolving films

•	it was supplying specially developed film to Colgate Palmolive for inclusion in a major new toothpaste product launched in the USA

•	it had taken an option to exclusively license micro encapsulation technology from Micap plc for the development of dissolving film based smoking cessation products

In September 2004, the Company announced that it has been granted a new European patent relating to capsules made from foamed films. This is complementary to its Soluleaves(TM) in-the-mouth dissolving film technology but can deliver much higher doses of drug.

I would like to thank in particular our team in the Tampa facility that has ensured production disruption has been minimised in spite of the preparations required for the approach of no less than four hurricanes during the last few weeks.

Finally, I would like to thank my co-directors and our dedicated and loyal team of employees for their help and support during what has been a very eventful and successful half-year.

/s/ Peter Glynn-Jones
Chairman
29 September 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the period ended 30 June 2004

	Six Months to 30 June 2004 (Unaudited)		22 May 2003 to 30 June 2003 (Unaudited)		Year ended 31 December 2003 (Audited)
	£’000		£’000		£’000
Turnover	992		—		947
Cost of sales	(562)		—		(56)
Gross profit	430		—		891
Administrative expenses	(4,403)		(411)		(2,771)
Operating loss	(3,973)		(411)		(1,880)
Exceptional item - profit on termination of operations	—		—		182
Net interest	124		3		26
Loss on ordinary activities before taxation	(3,849)		(408)		(1,672)
Tax on loss on ordinary activities	—		—		—
Loss for the period	(3,849)		(408)		(1,672)
Loss per ordinary share	(3.4	)p	(0.01	)p	(3.4	)p

CONSOLIDATED BALANCE SHEET

For the period ended 30 June 2004

	30 June 2004 (Unaudited)	30 June 2003 (Unaudited)	31 December 2003 (Audited)
	£’000	£’000	£’000
Fixed assets
Intangible fixed assets	15,608	11,866	11,294
Tangible fixed assets	1,281	306	256
	16,889	12,172	11,550

Current assets
Stocks	459	—	—
Debtors	2,114	1,024	1,022
Debtors - share issue proceeds	—	—	5,482
Cash at bank and in hand	13,260	2,657	1,872
	15,833	3,681	8,376

Creditors: amounts falling due within one year	(1,455)	(3,055)	(839)

Net current assets	14,378	626	7,537

Total assets less current liabilities	31,267	12,798	19,087

Provisions for liabilities and charges	(4,144)	(968)	—

Net assets	27,123	11,830	19,087

Capital and reserves
Called up share capital	1,157	813	1,025
Share premium account	31,439	11,432	19,708
Profit and loss account	(5,473)	(415)	(1,646)

Shareholders’ funds	27,123	11,830	19,087

CONSOLIDATED CASH FLOW STATEMENT

For the period ended 30 June 2004

	Six Months to 30 June 2004 (Unaudited)	22 May 2003 to 30 June 2003 (Unaudited)	Year ended 31 December 2003 (Audited)
	£’000	£’000	£’000
Net cash outflow from operating activities	(4,323)	(902)	(3,449)

Returns on investments and servicing of finance
Interest received	125	8	31
Interest paid	(1)	(5)	(5)
Net cash inflow from returns on investments and servicing of finance	124	3	26

Taxation	—	—	(112)

Capital expenditure
Purchase of tangible fixed assets	(1,156)	(28)	(50)
Purchase of intangible fixed assets	(615)	—	(15)
Net cash outflow from capital expenditure	(1,771)	(28)	(65)

Acquisitions & disposals
Purchase of subsidiary undertaking	—	(224)	(224)
Net overdraft from purchase of subsidiary undertaking	—	(445)	(445)
Cost of terminating operations	—	—	(11)
Net cash outflow from acquisitions & disposals	—	(669)	(680)

Financing
Issue of shares	18,052	5,000	6,152
Redemption of preference shares	(252)	—	—
Issue costs	(455)	(752)	—
Net cash inflow from financing	17,345	4,248	6,152

Increase in cash	11,375	2,652	1,872

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the period ended 30 June 2004

	Six Months to 30 June 2004 (Unaudited)	22 May 2003 to 30 June 2003 (Unaudited)	Year ended 31 December 2003 (Audited)
	£’000	£’000	£’000

Loss for the period	(3,849)	(408)	(1,672)
Currency differences on foreign currency net investments	22	(7)	26
Total recognised gains and losses for the period	(3,827)	(415)	(1,646)

NOTES TO THE INTERIM REPORT

1. accounting policies and Basis of Preparation

The principal accounting policies of the group are set out in the group’s 2003 annual report and financial statements. The policies have remained unchanged from the previous annual report except that the group has implemented the policy detailed below for purchased goodwill.

Purchased goodwill

Purchased goodwill, representing the excess of the fair value of the consideration given over the fair values of the identifiable net assets acquired is capitalised and is amortised on a straight line basis over its estimated useful economic life of 20 years.

2. EXCEPTIONAL ITEM

On 21 January 2004, following the sale of the business assets of Peter Black Healthcare Limited, the group served letters of termination in relation to its agreements with Peter Black Healthcare Limited and Peter Black Advanced Technologies Limited (together ‘Peter Black’). Although Peter Black initially disputed the validity of such letters of termination, pursuant to a Deed of Termination, dated 7 April 2004, among Peter Black and BioProgress PLC, all parties agreed to settle the dispute and confirm the termination of all agreements among the parties on the terms and conditions as set forth in such Deed of Termination. In connection with the Deed of Termination, BioProgress PLC paid Peter Black £400,000 which has been included as an exceptional item within administrative expenses.

3. Loss PER SHARE

The calculation of loss per share is based on the loss for the period of £3,849,000 divided by the weighted average number of shares in issue during this same period, being 113,142,925 Ordinary Shares of £0.01 each.

4. SHARES ISSUED and redeemed

On the 5 March 2004 the Company issued 10 million Ordinary Shares of £0.01 each at an issue price of £1.10 per share.

On 1 April 2004 options were exercised in respect of 625,000 Ordinary Shares of £0.01 each at an issue price of £0.18 ($0.35) per Ordinary Share. Warrants were also exercised on that date in respect of 2,327,086 ordinary shares of £0.01 each at prices ranging from £0.55 (US$1.00) to £1.38 (US$2.50) per Ordinary Share.

On 30 April 2004 options and warrants were exercised over 320,000 Ordinary Shares of £0.01 each, at issue prices between £0.18 ($0.33) and £0.55($1.00) per share.

The share issues in the period have resulted in total proceeds to the Company of £12,570,161. The difference between proceeds received and the nominal value of shares issued amounting to £12,437,440 has been credited to the share premium account.

79,000 convertible preference shares and 8,000 non convertible preference shares were redeemed in the period for US$5.19 per share totalling £252,251.

5. reserves

	Share premium account	Profit and loss account
	£’000	£’000
At 1 January 2004	19,708	(1,646)
Loss for the period	—	(3,849)
Premium on allotment during the period	12,437	—
Issue costs	(455)	—
Redemption of preference shares	(251)	—
Exchange differences	—	22

At 30 June 2004	31,439	(5,473)

6. net cash outflow from operating activities

	Six Months to 30 June 2004 (Unaudited)	22 May 2003 to 30 June 2003 (Unaudited)	Year ended 31 December 2003 (Audited)
	£’000	£’000	£’000
Operating loss	(3,973)	(411)	(1,880)
Depreciation and amortisation	491	78	435
Increase in stocks	(459)	—	—
Increase in debtors	(1,092)	(363)	(370)
Increase /(decrease) in creditors	604	(199)	(1,970)
Exchange differences	106	(7)	336

Net cash outflow from operating activities	(4,323)	(902)	(3,449)

7. reconciliation of net cash flow to movement in net Funds

	Period ended 30 June 2004 (Unaudited)	Period ended 30 June 2003 (Unaudited)	Year ended 31 December 2003 (Audited)
	£’000	£’000	£’000
Increase in cash in the period and movement in net funds	11,375	2,652	1,872

Net funds brought forward	1,872	—	—

Net funds carried forward	13,247	2,652	1,872

	At 1 January 2004	Cash flows	At 30 June 2004
	£’000	£’000	£’000

Cash at bank and in hand	1,872	11,388	13,260
Overdrafts	—	(13)	(13)

Net Funds	1,872	11,375	13,247

8. ACQUISITION

Acquisition of certain assets from Aquafilm LLC

In March 2004, the Company acquired certain assets of Aquafilm LLC (Aqua) for a total cost of US$11 million comprising US$3.5 million of cash, and an earn out of US$7.5 million based on the business acquired’s net earnings from 2004 until the additional US$7.5 million has been paid. The payments from the Company will match the net annual earnings of the business acquired on a dollar for dollar basis. The Company will also be investing up to an additional US$3 million during 2004 to bring Aqua’s plant in Tampa, Florida up to cGMP standards. The operating results of the business acquired (now known as BioTec Films LLC) have been included in the consolidated financial statements from the date of acquisition.

The book values of the assets acquired in the period were as follows:

Book Value
£’000
Tangible fixed assets	897
Stocks	398
Net assets	1,295
Goodwill	4,757
6,052

Satisfied by
Payment to vendor	1,908
Earn out	4,144
6,052

The purchased goodwill is being amortised over 20 years.

A fair value assessment will be carried out within the financial year to 31 December 2004.

9. PUBLICATION OF NON-STATUTORY ACCOUNTS

The financial information set out in this interim report does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The figures for the year ended 31 December 2003 have been extracted from the statutory financial statements, which have been filed with the Registrar of Companies. The auditors report on those financial statements are unqualified.

The financial information for the six months to 30 June 2004 and for the period 22 May 2003 to 30 June 2003 are unaudited.

These results were announced to the AIM on 29 September 2004, and have been posted to all Shareholders. Copies of the interim report will be available from the Company’s registered office at 14 Hostmoor Avenue, March Trading Estate, March, Cambridgeshire, PE15 0AX.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Elizabeth Edwards
Dated: September 29, 2003	Elizabeth Edwards
Chief Financial Officer